Exhibit 107.1

CALCULATION OF REGISTRATION FEE

Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)

Depositary Shares, Each Representing a 1/100th Interest in a Share of 5.000% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series K	$750,000,000	$69,525

(1)	The filing fee of $69,525 is calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.